EXHIBIT 99.1	December 16, 2008

Central Fund of Canada Limited (Symbols: NYSE Alternext U.S. - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and financial results for the year ended October 31, 2008.

CENTRAL FUND OF CANADA LIMITED

Statement of Net Assets (expressed in U.S. dollars)	As at October 31,
	2008	2007
Net assets:
Gold bullion, at market	$709,313,709	635,681,207
Silver bullion, at market	450,336,352	576,419,467
Cash	1,470,435	2,330,873
Short-term deposits	45,498,877	25,200,000
Prepaid bullion insurance	62,500	62,500
Interest receivable and other	200,462	139,560
	1,206,882,335	1,239,833,607
Accrued liabilities	(1,358,756)	(1,063,139)
Dividends payable	(1,524,677)	(1,251,345)

Net assets representing shareholders’ equity	$1,203,998,902	1,237,519,123

Represented by:

Capital stock	$1,041,676,329	721,099,216
Contributed surplus	4,693,182	10,762,435
Retained earnings inclusive of unrealized depreciation in 2008 and appreciation in 2007	157,629,391	505,657,472

	1,203,998,902	1,237,519,123

Net asset value per share:
Class A shares	$7.90	9.89
Common shares	$4.90	6.89

Net asset value per share expressed in Canadian dollars
Class A shares	$9.61	9.39
Common shares	$5.96	6.54

Exchange rate year end: U.S. $1.00 = Cdn.	$1.2165	0.9499

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2008 and 2007 Annual Reports and accompanying MD&As.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

In fiscal 2008, net assets as reported in U.S. dollars decreased by $33.5 million or 2.7%.  Three public offerings were completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues inclusive of share issue costs reductions from fiscal 2007 ($127,523) totalled $320,577,113, of which $155,836,446 was used to purchase 165,496 fine ounces of gold bullion, and $139,701,851 was used to purchase 8,274,868 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $24,911,293, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the decrease in net assets of $354.1 million recorded at year end was primarily attributable to the unrealized depreciation of holdings during the period resulting from decreases in the prices of gold (7.4%) and silver (35.2%) during the year.

During fiscal 2008, the net asset value per Class A share, as reported in U.S. dollars, decreased by 20.1% from $9.89 to $7.90. The net asset value per Class A share, as reported in Canadian dollars, while subject to the same factors described above, increased by 2.3% from $9.39 to $9.61 primarily due to a 28.1% increase in the exchange rate value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statement of Income (expressed in U.S. dollars)	Years ended October 31,
	2008	2007	2006
Income:
Interest	$958,973	1,097,708	546,537
Dividends	-	-	420
Loss on sale of marketable securities	-	-	(3,153)
Change in unrealized appreciation (depreciation) of holdings	(348,028,081)	221,489,568	215,435,792
	(347,069,108)	222,587,276	215,979,596

Expenses:
Administration fees	3,223,989	2,558,506	2,013,322
Safekeeping, insurance and bank charges	1,540,018	1,165,156	893,118
Shareholder information	165,971	146,884	216,738
Directors’ fees and expenses	139,070	129,047	103,986
Stock exchange fees	129,801	92,419	90,740
Legal fees	113,904	87,556	111,029
Auditor’s fees	110,178	117,967	71,826
Registrar and transfer agent fees	77,569	73,728	71,038
Miscellaneous	1,198	1,493	1,798
Foreign currency exchange loss	1,851	5,345	389
Total expenses	5,503,549	4,378,101	3,573,984

Income (loss) before taxes	(352,572,657)	218,209,175	212,405,612
Taxes	-	-	(224,885)

Net income (loss)	$(352,572,657)	218,209,175	212,180,727

Basic and diluted net income (loss) per share:
Class A shares	$(2.58)	1.94	2.17
Common shares	$(2.59)	1.93	2.16

A net loss of $352,572,657 was reported for the 2008 fiscal year compared to the 2007 net income of $218,209,175.  The prime component of this decrease was the unrealized depreciation of holdings resulting from the adoption of CICA Accounting Guideline 18. Interest income decreased compared to the prior year as interest rates on interest-bearing cash deposits were significantly lower.

Expenses increased by 25.7% over the prior year.  While year end net assets levels were decreased from the prior year period due to decreases in the prices of gold and silver, three public offerings were completed during the year and their respective net proceeds contributed to and enhanced net assets during the year thereby having an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees have significantly increased during the year for the same reasons.  Legal expenses increased as a result of changes to the compliance requirements for the Company as stipulated by Canadian and U.S. Securities Regulators.

Expenses as a percentage of average month-end net assets for the 2008 fiscal year were 0.38% compared to 0.43% in 2007.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not actively speculate with regard to short-term changes in gold and silver prices.  At October 31, 2008, the Class A shares of Central Fund were backed 96% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Alternext U.S. (formerly the American Stock Exchange Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878